File No.
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ----------
                                 SCHEDULE 13E-4
                          Issuer Tender Offer Statement
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)


                                   MAXCO, INC.
                                (Name of Issuer)

                                   MAXCO, INC.
                      (Name of person(s) filing statement)

                                  Common Stock
                         (Title of class of securities)

                                   577723 10 9
                      (CUSIP number of class of securities)

                                 Vincent Shunsky
                            Vice President of Finance
                                   MAXCO, INC.
                               1118 Centennial Way
                             Lansing, Michigan 48917
                                 (517) 321-3130
            (Name, Address and Telephone Number of person authorized
             to receive notices and communications on behalf of the
                           person(s) filing statement)

                                  May 28, 1997
     (Date tender offer first published, sent or given to security holders)

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
               Transaction                                     Amount of
               Valuation                                       Filing Fee
--------------------------------------------------------------------------------
               $3,375,000*                                      $675.00
--------------------------------------------------------------------------------

*Based on the average of the high and low prices of the Common Stock to be received in exchange, as of May 23, 1997

( ) Check if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:                    Filing Party:
Form or Registration No.:                  Date Filed:

Item 1. Security and Issuer.

     This filing relates to an Exchange Offer for its own securities of Maxco, Inc., a Michigan corporation ("Maxco"), whose principal executive office is located at 1118 Centennial Way, Lansing, Michigan 48917.

     The class of equity securities to which this filing relates is Maxco, Inc. common stock of which 3,517,180 shares were outstanding as of April 22, 1997. Up to 500,000 shares of the common stock are being sought to be exchanged for Maxco, Inc. Series Five Preferred Stock at the rate of one share of preferred stock for each 15 shares of common stock tendered and accepted. The common shares may be tendered by any officer, director or affiliate of Maxco and will be accepted for exchange in the same manner and according to the same terms as any other shareholder. Reference is made to the information set forth on page 8 under the caption "The Exchange Offer" and page 19 under the caption "Tenders by Maxco Officers, Directors or Affiliates" in the Exchange Offer attached hereto and incorporated herein by reference.

     Maxco, Inc. Common Stock is traded in the over-the-counter market and is listed by Nasdaq with its National Market Issues. Reference is made to the information set forth on page 9 under the caption "Common Stock" in the Exchange Offer attached hereto, and on page 8 under the caption "Market for Registrant's Common Equity and Related Shareholder Matters" in Maxco, Inc.'s Annual Report on Form 10-K for the year ended March 31, 1996, attached as Exhibit A to the Exchange Offer attached hereto, for certain market price information, which is incorporated herein by reference.

Item 2. Source and Amount of Funds or Other Consideration.

     Consideration for the exchange will be 33,333 shares of previously authorized but unissued Maxco, Inc. Series Five Preferred Stock. Reference is made to page 6 under the caption "Description of the Preferred Shares" and to page 8 under the caption "The Exchange Offer" in the Exchange Offer attached hereto and incorporated herein by reference.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

     Reference is made to the information set forth on page 9 under the caption "Purpose of the Transaction" and on page 14 under the caption "Effect of the Exchange Offer on the Market for Common Stock; Exchange Act Registration" in the Exchange Offer attached hereto and incorporated herein by reference. Pursuant to Michigan corporate law, the common stock acquired by Maxco in the Exchange Offer will become authorized but unissued stock. Neither Maxco nor its affiliates has any plans or proposals relative to Maxco, any of its subsidiaries or the common stock or preferred shares not set forth in the above referenced materials. Except for changes in dividend policy and capitalization related to issuance of the Series Five Preferred Shares, there are no plans or proposals which would result in any material change in the present dividend rate or policy, or indebtedness or capitalization of Maxco, Inc.

Item 4. Interest in Securities of the Issuer.

     Maxco has not effected any transaction in its securities during the past 40 business days nor, to its knowledge, has any such transaction been effected by any officer, director of affiliate of Maxco or its subsidiaries, as disclosed at page 20 under the caption "Transactions in Common Stock" in the Exchange Offer attached hereto and incorporated herein by reference.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities.

      Reference is made to the information set forth on page 20 under the caption "Certain Contracts and Arrangements with Respect to Maxco Securities" in the Exchange Offer attached hereto and incorporated herein by reference. Neither Maxco, its subsidiaries nor any of their respective directors, executive officers or controlling persons have any contracts, arrangements, understandings or relationships not set forth in the above referenced materials.

Item 6. Persons Retained, Employed or to be Compensated.

     No individual or entity has been retained by Maxco for advisory or solicitation services in connection with the Exchange Offer.

Item 7. Financial Information.

     Reference is made to pages 19 - 34 in the Maxco, Inc. Annual Report on Form 10-K for the year ended March 31, 1996, attached as Exhibit A to the Exchange Offer and to page 5 under the caption "Selected Financial Data," and pages 16 and 17 under the caption "Effect of the Exchange Offer on the Market for Common Stock; Exchange Act Registration" of the Exchange Offer attached hereto and incorporated herein by reference.

Item 8. Additional Information.

     Reference is made to page 4 under the caption "Investment Considerations", page 8 under the caption "The Exchange Offer," page 14 under the caption "Effect of the Exchange Offer on the Market for Common Stock; Exchange Act Registration," and page 19 under the caption "Regulatory Approvals" of the Exchange Offer attached hereto and incorporated herein by reference.

Item 9. Material to be Filed as Exhibits.


     Exhibit 1. Form of Exchange Offer

          Exhibit A. Maxco, Inc. Annual Report on Form 10-K for the year ended March 31, 1996 is hereby incorporated by reference.

          Exhibit B. Maxco, Inc. Quarterly Report on Form 10-Q for the
                     quarter ended December 31, 1996 is hereby incorporated by reference.

     Exhibit 2. Form of Letter of Transmittal

     Exhibit 3. Form of Notice of Withdrawal

     Exhibit 4. Form of Cover Letter of Maxco, Inc. to its Shareholders

     Exhibit 5. Form of Proposed Follow-up Letters of Maxco, Inc. to its
                Shareholders

     Exhibit 6. Form of Broker Client Letter

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   MAXCO, INC.


                                         By: /s/ Vincent Shunsky
                                             -----------------------------------
                                         Vincent Shunsky, Vice President-Finance

Dated: May 28, 1997